SPACE ABOVE THIS LINE FOR RECORDER'S USE ONLY

Principle Aniyunwiya de Dugdahmoundyah
Empire de Amaxum Moors




THE GREAT SEAL OF THE
MOORS

Sovereign Aniyvwiya Nation of Aniyunwaya 1st Tribal Nation of Al Empire de Amaxum Moors

SoveReign aniyunWiya nAtion prinCiple tribAl nAtion of the empire de AmAxum (Amexem) MooRs

1ST Eastern Band/w Tribal Nation

FILING OFFICE USE ABOVE

What goes in this space?

SAN-0519-2019-YAT
SAN RECORDS DEPT.
Chief Yavapai: El







Form 1

State of New York
County of New York } *ss:*

No. 724386

I, Milton Adair Tingling, Clerk of the County of New York, and Clerk of the Supreme Court in and for said county, the same being a court of record having a seal, **DO HEREBY CERTIFY THAT**

CUI YING LI

whose name is subscribed to the annexed original instrument has been commissioned and qualified as a NOTARY PUBLIC..
and has filed his/her original signature in this office and that he/she was at the time of taking such proof or acknowledgment or oath duly authorized by the laws of the State of New York to take the same: that he/she is well acquainted with the handwriting of such public officer or has compared the signature on the certificate of proof or acknowledgment or oath with the original signature filed in his/her office by such public officer and he/she believes that the signature on the original instrument is genuine.

IN WITNESS WHEREOF, I have hereunto set my hand and my official seal this
02nd day of August, 2021

Milton Adair Tingling

County Clerk, New York County

COUNTY CLERK
NEW YORK COUNTY

PERJURY JURAT

I, Clan Mother Red Wolf Terry Bey, WITH EXPLICIT RESERVATION OF ALL OF MY UNALIENABLE RIGHTS, WITHOUT PREJUDICE AND WITHOUT DISHONOR to my specific common law right not to be bound by any contract or obligation , which I have not entered into knowingly, willingly, voluntarily, and without misrepresentation , threat, duress, or coercion. In fact , all contracts are herein claimed and liened. The use of notary below is for identification only , and such use does NOT grant any jurisdiction to anyone.

Clan Mother : "Red-Wolf : Terry : Bey / Terry, Yoquesha Aundria, I.S. Citizen/Principal, by Special Appearance, In Propria Persona, preceding Sui Juris, Sui Generis, with Special Assistance

(FOR NOTARY PUBLIC)

State of Alabama } New York ; New York County
Morgan County

In NY , on the 02 day of Aug , 2021,
before me, a Notary Public in and for the above state and county, personally appeared, known to me or proved to be the person named in and who executed the foregoing instrument, and being first duly affirmed, such person acknowledged that he or she executed said instrument for the purposes therein contained as his or her free and voluntary act and deed.

SWORN BEFORE ME THIS
2 DAY OF August 2021

NOTARY PUBLIC

My Commission Expires: 05 / 12/2022

CUI YING LI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6303092
Qualified in New York County
Commission Expires May 12, 2022

AND/OR

Chief : Meshuaki-Yavapai : El

WITNESSES: WITNESSES:

Clan Mother Red Wolf Terry Bey

COUNTY CLERK



John H. Merrill
Secretary of State

P.O. Box 5616
Montgomery, AL 36103-5616

STATE OF ALABAMA

I, John H. Merrill, Secretary of State of Alabama, having custody of the Great and Principal Seal of said State, do hereby certify that

pursuant to the provisions of Title 10A, Chapter 1, Article 5, Code of Alabama 1975, and upon an examination of the entity records on file in this office, the following entity name is reserved as available:

Clan Mother Red Wolf Terry Bey

This name reservation is for the exclusive use of Clan Mother Red Wolf Terry Bey, 704 3rd ST SW, Decatur Near, AL 35601 for a period of one year beginning June 08, 2021 and expiring June 08, 2022

In Testimony Whereof, I have hereunto set my hand and affixed the Great Seal of the State, at the Capitol, in the city of Montgomery, on this day.

June 08, 2021

Date

J H. Merrill

RES956990

John H. Merrill **Secretary of State**

Baptismal Record



SOVEREIGN ANIYUNWIYA NATION FLAG

FOR THIS CLAIM OF THE LIFE THIS CLAIM IS WITH THIS KNOWLEDGE OF THIS CLAIMANT.

NATIONALITY: ANIYUNWIYA de AMEXEM MU'UR (MOOR)

UNITED NATIONS: INDIGENOUS PEOPLE'S ORGANIZATIONAL NUMBER 215/1993

-1 THESE WITNESSES' TESTIFY TO THE FACTS CLAIMING KNOWLEDGE OF THIS NATIVITY: **Clan Mother : "Red-Wolf : Terry : Bey** ON THIS DATE OF LIFE/BIRTH OF THE DAY 01 IN THE MONTH OF THE JULY IN THE YEAR OF 15,078 A.C. (After Christ/Consciousness) 1410 M.C.Y. (Moorish Calendar Year) 12.18.17.03.11 Mayan Calendar

-2 THESE WITNESSES' TESTIFY TO THE FACTS, CLAIMING KNOWLEDGE OF

- THIS NATIVITY: IN Kee Tu Wah / Ali Ba Mu (Mississippi River), near Misnomered (Enterprise) Alabama, ENTERPRISE, [CITY] IN THE TERRITORY AND / OR NEAR ADJOINING ISLAND OF Turtle Island / Kee Tu Wah / Ali Ba Mu (Keetuwah), (Enterprise) (Alabama), misnomered ENTERPRISE, City of Enterprise / (CITY OF ENTERPRISE ALABAMA REPUBLIC) IN THIS SOVEREIGN AMURU ANIYUNWIYA/H de AMAXUM, ALSO CALLED AMARU KA / AMEXEM [AMERICA PRE- 1492] NORTH. CENTRAL, SOUTH AND ADJOINING ISLANDS OF OUR WORLD WITH THESE PARENT- PARTIES, etc.:

MOTHER: Adrian Dean Terry AND FATHER: Kathryn Williams.

-3 FOR THESE WITNESSES OF THESE LIFE-CLAIMS ARE WITH THESE CLAIMS OF THIS KNOWLEDGE OF THIS LIFE-BIRTH WITH THE AUTHORIZATION OF THESE -THREE- AUTOGRAPHS OF THESE WITNESSES:

Chief : Meskwaki - Yavapai : El

[WITNESS- ONE]

____

[WITNESS-TWO]

-4 THESE WITNESSES' TESTIFY TO THE FACTS, CLAIMING KNOWLEDGE OF THIS NATIVITY: WITH THIS TRUTH-COMMUNICATIONS BY THIS LINGUISTIC-FAITH- COMMUNICATIONS-CLAIM BY THIS LIFE/BIRTH-PARTY.

:PICTURE :FINGER PRINT :BLOOD / SALIVA



Clan Mother Red Wolf Terry Bey :AUTOGRAPH/:

ALABAMA
Center for Health Statistics

ALABAMA
CERTIFICATE OF LIVE BIRTH

101 90 - 25869

1. NAME	2. DATE OF BIRTH	3. TIME OF BIRTH
Yoquesha Aundria TERRY	July 01, 1990	2:32 PM

4. SEX	5. THIS BIRTH	6. IF NOT SINGLE BIRTH	7. COUNTY OF BIRTH
Female	Single	---	Coffee

8. CITY, TOWN OR LOCATION OF BIRTH	9. FACILITY NAME
▓▓▓	Humana Hospital Enterprise

10. SIGNATURE OF ATTENDANT OR CERTIFIER	11. DATE SIGNED
/S/ G. L. McDonough, MD	July 2, 1990

12. ATTENDANT'S NAME	16. CERTIFIER'S NAME
G. L. McDonough, MD	

13. ATTENDANT'S ADDRESS	17. CERTIFIER'S ADDRESS
Enterprise AL	

14. TYPE OF ATTENDANT	15. ATTENDANT'S LICENSE NUMBER	18. CERTIFIER'S TITLE
MD	0003908	

19. SIGNATURE OF EITHER PARENT	20. DATE SIGNED	21. SSN REQUESTED
/S ▓▓▓	July 2, 1990	

22. REGISTRAR'S SIGNATURE	23. DATE FILED
Dorothy S. Harshbarger	July 11, 1990

24. MOTHER'S MAIDEN NAME	25. MOTHER'S LEGAL NAME
▓▓▓	▓▓▓

26. MOTHER'S DATE OF BIRTH	27. MOTHER'S STATE OF BIRTH	28. MOTHER'S USUAL RESIDENCE-STATE	29. MOTHER'S RESIDENCE-COUNTY
April 20, 1971	Alabama	Alabama	Coffee

30. MOTHER'S RESIDENCE-CITY OR TOWN AND ZIP CODE	31. MOTHER'S RESIDENCE-STREET ADDRESS	32. IN CITY LIMITS
Elba 36323	644 Thomas Avenue (P O Box 331)	Yes

33. FATHER'S NAME	34. FATHER'S DATE OF BIRTH	35. FATHER'S STATE OF BIRTH
▓▓▓	December 27, 1970	Alabama

MPH-F-83 12/1-92 A

048003 09-25-97 3

This is an official certified copy of the original record filed in the Center of Health Statistics, Alabama Department of Public Health, Montgomery, Alabama. 2021-259-574-5

Nicole H. Rushing

May 12, 2021

Nicole Henderson Rushing
State Registrar of Vital Statistics